Exhibit 1.3

RADWARE LTD. GADI MEROZ
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

22 RAOUL WALLENBERG ST.
TEL AVIV ISRAEL, 69710
ELECTRONIC DELIVERY Of fUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M77429-TBD EEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

RADWARE LTD.

The Board of Directors recommends you vote FOR the following:

1.	Election of Class II Director

	Nominee:		For	Withhold

	01) Joel Maryles		☐	☐

2.	Re-election of Class III Director

Nominee:

	02) Yael Langer		☐	☐		For	Against	Abstain

3.	To Authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years.					☐	☐	☐

4.	To approve terms of procurement of directors' and officers' liability insurance policy.					☐	☐	☐

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.					☐	☐	☐

INSTRUCTIONS(PERSONAL INTEREST): By signing and mailing this proxy card you certify that you do NOT have a "personal interest" under the Israeli Companies Law in Proposal No. 3. See Proposal No. 3 of the Proxy Statement, under the heading "Required Vote", for more information and for instructions on how to vote if you do have a "personal interest".

Please indicate if you plan to attend this meeting.			☐	☐
			Yes	No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]		Date		Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

M77430-TBD

RADWARE LTD.
Annual Meeting of Shareholders
September 23, 2014 3:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Roy Zisapel and Meir Moshe, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 3:00 PM, LST on September 23, 2014, at Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

Continued and to be signed on reverse side